
02006821

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ITED STATES
) EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR 0 1 2002
354

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8- 20682~~

8-20686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Weldon Securities Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13039 Pierce Road
(No. and Street)

Saratoga (City) CA (State) 95070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M Weldon 408-257-1555
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Young Craig + Co. LLP
(Name — if individual, state last, first, middle name)

5150 El Camino Real #C10 (Address) Los Altos (City) CA (State) 94022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald M Weldon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weldon Securities Co, as of December 31 XXX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



State of CA
County of Santa Clara
JUDY COULTER
Commission # 1253373
Notary Public — California
Santa Clara County
My Comm. Expires Mar 11, 2004

Signature

Owner-Sole Proprietor

Title

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME THIS 15th DAY OF Feb, 2002 BY Donald M. Weldon

NOTARY PUBLIC

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YOUNG,
CRAIG
+ CO. LLP
CERTIFIED PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Mr. Donald Weldon
Weldon Securities Co.
Saratoga, California

We have audited the accompanying statements of financial condition of Weldon Securities Co. (a proprietorship) as of December 31, 2001 and 2000, and the related statements of income and proprietor's capital and cash flows for the years then ended. These financial statements are the responsibility of the owner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the owner, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weldon Securities Co. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 - 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Young, Craig + Co. LLP

by: 
Raymond H. Skitt
Partner

December 27, 2001

5150 El Camino Real, Suite C10A Los Altos, California 94022 (650) 961-3361 Fax (650) 988-8852

WELDON SECURITIES CO.

Statements of Financial Condition
December 31, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSESTS		
Cash	$ 5,144	$ 3,463
Putnam Money Market Fund C1-A Account	17,191	17,192
Commissions Receivable	2,014	4,804
TOTAL CURRENT ASSETS	24,349	25,459
FIXED ASSETS		
Furniture and equipment	4,058	4,058
Accumulated depreciation	(4,058)	(4,058)
	-	-
	$ 24,349	$ 25,459

LIABILITIES AND PROPRIETOR'S CAPITAL

	2001	2000
PROPRIETOR'S CAPITAL	$ 24,349	$ 25,459
	$ 24,349	$ 25,459

See accompanying notes and Independent Auditor's Report.

WELDON SECURITIES CO.

Statements of Income and Proprietor's Capital

Years Ended December 31, 2001 and 2000

	2001	2000
COMMISSIONS	$ 21,743	$ 32,906
OPERATING EXPENSES		
NASD assessment	600	1,200
Legal and accounting	1,500	1,320
Telephone	980	933
Postage	258	220
Office supplies	51	312
License and fees	275	252
Research	189	231
	3,853	4,468
OPERATING INCOME	17,890	28,438
OTHER INCOME		
Dividend	670	1,018
Realized loss on sale of marketable securities	-	-
	670	1,018
NET INCOME	18,560	29,456
PROPRIETOR'S CAPITAL, BEGINNING OF YEAR	25,459	21,381
WITHDRAWALS	(19,670)	(25,378)
PROPRIETOR'S CAPITAL, END OF YEAR	$ 24,349	$ 25,459

See accompanying notes and Independent Auditor's Report.

WELDON SECURITIES CO.
Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 17,890	$ 28,438
Commissions receivable	2,790	$ (4,804)
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
(Increase) decrease in:		
Prepaid expenses		
NET CASH PROVIDED FROM OPERATING ACTIVITIES	20,680	23,634
CASH FLOWS FROM INVESTING ACTIVITIES		
Dividends	670	1,018
Unrealized loss on available-for-sale marketable securities	-	
NET CASH USED USED BY INVESTING ACTIVITIES	670	1,018
CASH FLOWS USED BY FINANCING ACTIVITIES		
Withdrawals by proprietor	(19,670)	(25,378)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,680	(726)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,655	21,381
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 22,335	$ 20,655

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

There were no cash payments for interest or taxes during the years ended December 31, 2001 and 2000.

See accompanying notes and Independent Auditor's Report.

WELDON SECURITIES CO.
Notes to Financial Statements
December 31, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Weldon Securities Co., a proprietorship, is a securities broker. The Company sells mutual funds, exclusively, and serves a small community in the San Francisco Bay Area.

Operations

The financial statements have been prepared solely from the accounts of Weldon Securities Co. and do not include the personal accounts of the owner or those of any other operation in which he is engaged.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles accepted in the United States. Revenues are recognized in the period in which they become due. Expenses are recognized in the period in which the related liability is incurred.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and equivalents consist of cash and investments with a maturity date of three months or less as of December 31, 2001 and December 31, 2000, where the Company does not have an intent to invest the funds in longer term investments.

Furniture and Equipment

Furniture and equipment are reported at cost. Depreciation of furniture and equipment is computed using the straight-line method. The furniture and equipment are fully depreciated and there is no depreciation provided for in these financial statements.

Income Taxes

The proprietorship is not a taxable entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources. Accordingly, no provision for income taxes is made in these statements.

See Independent Auditor's Report.

SUPPLEMENTARY INFORMATION

WELDON SECURITIES CO.

Computation of Net Capital
PURSUANT TO S.E.C. RULE 15c 3-1
December 31, 2001 and 2000

	2001	2000
Total proprietor's capital	$ 24,349	$ 25,459
Deduct proprietor's equity not allowable for net capital	-	-
Total proprietor's equity qualified for net capital	24,349	25,459
Additions to net capital	-	-
Deductions and charges from net capital	-	-
Net capital before haircut securities positions	24,349	25,459
Haircut securities	(487)	(509)
Net capital	23,862	24,950
Minimum dollar net capital requirement	(5,000)	(5,000)
Excess net capital	$ 18,862	$ 19,950
Total aggregate indebtedness	$ -	$ -

See accompanying notes and Independent Auditor's Report.

STATEMENT REGARDING EXEMPTION FROM REQUIREMENTS PURSUANT TO S.E.C. RULE 15c 3-3

Weldon Securities Co. is exempt from the Reserve Requirements pursuant to Rule 15c 3-3. Weldon Securities Co., does not hold securities on behalf of customers nor does the company carry margin accounts. The Company is exempt under E. (k) (2) (a-b) $5,000 capital category for 2001 and 2000.

STATEMENT OF FILING OF FINANCIAL STATEMENTS

The statements of financial condition for the years ended December 31, 2001 and 2000, prepared pursuant to Rule 17a-5, are available for examination at the principal office of Weldon Securities Co., and at the regional office of the Securities Exchange Commission in Los Angeles.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Weldon Securities Co, had no liabilities subordinated to claims of creditors either during the 2001 and 2000 calendar years or as of December 31, 2001 and 2000.

STATEMENT OF EXCLUSION FROM MEMBERSHIP UNDER THE SECURITIES INVESTOR PROTECTION ACT OF 1970

Weldon Securities Co. qualified for exclusion from membership under the Security Investor Protection Act of 1970. The Certification of Exclusion from Membership was filed July 20, 1990.

STATEMENT REGARDING RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION.

The total assets, liabilities and proprietor's capital reported on the audited statement of financial condition is in agreement with the total assets, liabilities and proprietor's capital reported on the unaudited statement of financial condition included in the fourth quarter focus report.

YOUNG,
CRAIG
+ CO. LLP
CERTIFIED PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY S.E.C. RULE 17a-5

Mr. Donald Weldon
Weldon Securities Co.
Saratoga, California

In planning and performing our audit of the financial statements of Weldon Securities Co., for the years ended December 31, 2001 and 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5150 El Camino Real, Suite C10A Los Altos, California 94022 (650) 961-3361 Fax (650) 988-8852

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000.

This report is intended solely for the use of the owner, the National Association of Securities Dealers and the Securities Exchange Commission and should not be used for any other purposes.

Young, Craig + Co. LLP

by: 
Raymond H. Skitt
Partner

December 27, 2001



YOUNG,
CRAIG
+CO. LLP
CERTIFIED PUBLIC
ACCOUNTANTS

WELDON SECURITIES CO.

Financial Statements

For The Years Ended December 31, 2001 and 2000

5150 El Camino Real, Suite C10A Los Altos, California 94022 (650) 961-3361 Fax (650) 988-8852

YOUNG,
CRAIG
+CO. LLP
CERTIFIED PUBLIC
ACCOUNTANTS

TABLE OF CONTENTS

5150 El Camino Real, Suite C10A Los Altos, California 94022 (650) 961-3361 Fax (650) 988-8852